Filed Pursuant to Rule 424(b)(3)

Registration No. 333-132911

500,000 Units
97% Principal Protected Notes
Linked to the Value of a Singaporean, Russian, Indian and Philippine Currency Basket as Compared to the European Union euro due August 16, 2010
$10 principal amount per unit
Term Sheet No. 3079

Merrill Lynch & Co., Inc.

Pricing Date	August 7, 2008
Settlement Date	August 14, 2008
Maturity Date	August 16, 2010
CUSIP No.	59023V811

97% Principal Protected Notes

- *210% participation in increases in a Singaporean, Russian, Indian and Philippine Currency Basket as compared to the European Union euro*
- *97% principal protection at maturity*
- *A maturity of approximately 2 years*
- *No periodic interest payments*
- *The Notes will not be listed on any securities exchange*

STRUCTURED INVESTMENTS
PRINCIPAL PROTECTION
ENHANCED INCOME
MARKET PARTICIPATION
ENHANCED PARTICIPATION

The Notes will have the terms specified in this term sheet as supplemented by the documents indicated herein under “Additional Terms of the Notes” (together the “Notes Prospectus”). Investing in the Notes involves a number of risks. See “Risk Factors” on page TS-5 of this term sheet and beginning on page PS-4 of product supplement CURR-4.

In connection with this offering, each of Merrill Lynch, Pierce, Fenner & Smith Incorporated and its broker-dealer affiliate First Republic Securities Company, LLC is acting in its capacity as a principal.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Notes Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price	$10.00	$5,000,000
Underwriting discount	$.15	$75,000
Proceeds, before expenses, to Merrill Lynch & Co., Inc.	$9.85	$4,925,000

Merrill Lynch & Co.

August 7, 2008

Summary

The 97% Principal Protected Notes Linked to the Value of a Singaporean, Russian, Indian and Philippine Currency Basket as Compared to the European Union euro due August 16, 2010 (the “Notes”) are senior, unsecured debt securities of Merrill Lynch & Co., Inc. that provide investors with a 210% participation rate in increases in the value of a Singaporean, Russian, Indian and Philippine Currency Basket as compared to the European Union euro (the “Basket”) from the Starting Value of the Basket, which was set to 100.00 on August 7, 2008, the date the Notes were priced for initial sale to the public (the “Pricing Date”), to the Ending Value of the Basket determined on the Valuation Date shortly prior to the maturity date of the Notes. The value of the Basket will increase if the value of the Basket’s long currencies (the Singapore dollar, Russian ruble, Indian rupee and Philippine peso (the “Long Basket Components”)) appreciate against the Basket’s short currency (the European Union euro (the “Short Basket Component” and, together with the Long Basket Components, the “Basket Components”)). The value of the Basket will decrease if the values of the Long Basket Components depreciate against the Short Basket Component. Investors must be willing to forego interest payments on the Notes. The value of the Basket must increase by more than 1.4286% to receive a positive return on the Notes.

Terms of the Notes	Determining Payment at Maturity for the Notes

On the maturity date, you will receive a cash payment per unit denominated in U.S. dollars, equal to the Redemption Amount. If the value of the Basket is unchanged or decreases from the Starting Value to the Ending Value, you will receive only the Minimum Redemption Amount per unit.

The “Redemption Amount” per unit to which you will be entitled will depend on the direction of and the percentage change in the value of the Basket and the Participation Rate, and will be determined as set forth below:

Hypothetical Payout Profile

This graph reflects the hypothetical performance of the Notes, including the Participation Rate of 210%, the Base Value of $9.70 and the Minimum Redemption Amount of $9.70. The blue line reflects the hypothetical Redemption Amount of the Notes while the dotted gray line reflects the performance of the Basket with no Minimum Redemption Amount and with a 100% Participation Rate.

This graph has been prepared for purposes of illustration only. Your actual return will depend on the actual Ending Value and the term of your investment.

Hypothetical Payments at Maturity

Examples

Set forth below are four examples of Redemption Amount calculations (rounded to three decimal places for the purposes of these examples only) reflecting the Participation Rate of 210%:

Example 1—The hypothetical Ending Value is equal to 30% of the Starting Value:

Starting Value:	100
Hypothetical Ending Value:	30

Redemption Amount (per unit) = US$9.700	(The Redemption Amount cannot be less than US$9.70 per unit)

Example 2—The hypothetical Ending Value is equal to 99% of the Starting Value:

Starting Value:	100
Hypothetical Ending Value:	99

Redemption Amount (per unit) = US$9.700	(The Redemption Amount may equal US$9.70 per unit even if the value of the Basket decreases by less than 3.00%)

Example 3—The hypothetical Ending Value is equal to 101% of the Starting Value:

Starting Value:	100
Hypothetical Ending Value	101

Redemption Amount (per unit) =	$9.70 +	($10 ×	(210% ×	(	101 –100)))	= US$9.910
100

Example 4—The hypothetical Ending Value is equal to 115% of the Starting Value:

Starting Value:	100
Hypothetical Ending Value:	115

Redemption Amount (per unit) =	$9.70 +	($10 ×	(210% ×	(	115 –100)))	= US$12.850
100

The following table illustrates, for the Starting Value of 100.00 and a range of hypothetical Ending Values of the Basket:

▪	the percentage change from the Starting Value to the hypothetical Ending Value;
▪	the total amount payable on the maturity date per unit (rounded to three decimal places for the purposes of this table only);
▪	the total rate of return to holders of the Notes; and
▪	the pretax annualized rate of return to holders of the Notes.

The table below reflects the Participation Rate of 210%.

Hypothetical Ending Value	Percentage change from the Starting Value to the hypothetical Ending Value	Total amount payable on the maturity date per unit	Total rate of return on the Notes	Pretax annualized rate of return on the Notes(1)
75.00	-25.0000%	$9.700	-3.00%	-1.51%
80.00	-20.0000%	$9.700	-3.00%	-1.51%
85.00	-15.0000%	$9.700	-3.00%	-1.51%
90.00	-10.0000%	$9.700	-3.00%	-1.51%
95.00	-5.0000%	$9.700	-3.00%	-1.51%
100.00 (2)	0.0000%	$9.700 (3)	-3.00%	-1.51%
101.43	1.4286% (4)	$10.000	0.00%	0.00%
105.00	5.0000%	$10.750	7.50%	3.64%
110.00	10.0000%	$11.800	18.00%	8.43%
115.00	15.0000%	$12.850	28.50%	12.90%
120.00	20.0000%	$13.900	39.00%	17.11%
125.00	25.0000%	$14.950	49.50%	21.09%

(1)	The annualized rates of return specified in this column are calculated on a semiannual bond equivalent basis and assume an investment term from August 14, 2008 to August 16, 2010, the term of the Notes.

(2)	The Starting Value was set to 100.00 on the Pricing Date.

(3)	The amount you receive on the maturity date will not be less than $9.70 per unit.

(4)	The Basket must increase by at least 1.4286% from the Starting Value to the Ending Value in order for you to receive at least the $10 Original Public Offering Price per unit at maturity.

The above figures are for purposes of illustration only. The actual amount you receive and the resulting total and pretax annualized rates of return will depend on the actual Ending Value, as calculated based upon the Exchange Rates on the day the Ending Value is determined and the term of your investment.

Risk Factors

An investment in the Notes involves significant risks. The following is a list of certain of the risks involved in investing in the Notes. You should carefully review the more detailed explanation of risks relating to the Notes in the “Risk Factors” sections included in the product supplement and MTN prospectus supplement identified below under “Additional Terms of the Notes”. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

▪	You may not earn a return on your investment and your investment may result in a loss.

▪	Your investment may result in a loss even if the value of the Basket increases.

▪	Your yield may be lower than the yield on other debt securities of comparable maturity.

▪	You must rely on your own evaluation of the merits of an investment linked to the Basket.

▪	The return on your Notes depends on the values of the Basket Components, which are affected by many complex factors outside of our control.

▪	Even though currency trades around-the-clock, your Notes will not, and the prevailing market prices for your Notes may not reflect the underlying currency prices and rates.

▪

In seeking to provide investors with what we believe to be commercially reasonable terms for the Notes while providing MLPF&S with compensation for its services, we have considered the costs of developing, hedging and distributing the Notes. If a trading market develops for the Notes (and such a market may not develop), these costs are expected to affect the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date.

▪	Many factors affect the trading value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor.

▪	Amounts payable on the Notes may be limited by state law.

▪	Potential conflicts of interest could arise.

Investor Considerations

You may wish to consider an investment in the Notes if:

▪	You anticipate that the value of the Basket will increase sufficiently from the Starting Value to the Ending Value to provide you with your desired return.

▪	You accept that you may lose up to 3% of your original investment amount if the value of the Basket does not increase by more than 1.4286% from the Starting Value to the Ending Value.

▪	You are willing to forego interest payments on the Notes, such as fixed or floating rate interest paid on traditional interest bearing debt securities.

▪	You are willing to accept that a trading market for the Notes is not expected to develop.

The Notes may not be appropriate investments for you if:

▪

You anticipate that the value of the Basket will decrease from the Starting Value to the Ending Value or that the value of the Basket will not appreciate sufficiently over the term of the Notes to provide you with your desired return.

▪	You seek an investment that provides a guaranteed redemption amount above the Minimum Redemption Amount.

▪	You seek interest payments or other current income on your investment.

▪	You want assurances that there will be a liquid market if and when you want to sell the Notes prior to maturity.

Other Provisions

We may deliver the Notes against payment therefor in New York, New York on a date that is in excess of three business days following the Pricing Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement on the Notes occurs more than three business days from the Pricing Date, purchasers who wish to trade Notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

If you place an order to purchase these offered securities, you are consenting to each of MLPF&S and its broker-dealer affiliate First Republic Securities Company, LLC acting as a principal in effecting the transaction for your account. MLPF&S is acting as an underwriter and/or selling agent for this offering and will receive underwriting compensation from the issuer of the securities.

Supplement to the Plan of Distribution

MLPF&S and First Republic Securities Company, LLC, each a broker-dealer subsidiary of ML&Co., are members of the Financial Industry Regulatory Authority, Inc. (formerly the National Association of Securities Dealers, Inc. (the “NASD”)) and will participate in the distribution of the Notes. Accordingly, offerings of the Notes will conform to the requirements of NASD Rule 2720.

MLPF&S and First Republic Securities Company, LLC may use this Note Prospectus for offers and sales in secondary market transactions and market-making transactions in the Notes. MLPF&S and First Republic Securities Company, LLC may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market prices at the time of the sale.

The Basket

The Basket is designed to allow investors to participate in exchange rate movements of the currencies included in the Basket, as reflected by changes in the European Union euro value of the Basket, over the term of the Notes. The currencies that compose the Basket are the Singapore dollar, Russian ruble, Indian rupee, Philippine peso and the European Union euro. Each Basket Component is weighted as set forth in the table below. Those currencies with positive weightings in the Basket can be viewed as long positions in the Singapore dollar, Russian ruble, Indian rupee and Philippine peso (collectively the “Long Basket Components”). The Long Basket Components will be initially weighted equally. The currency with a negative weighting in the Basket can be viewed as a short position in the European Union euro (the “Short Basket Component”), which would require the future purchase of the Short Basket Component to repay the short position.

On the Pricing Date, a fixed factor (the “Multiplier”) was determined for each Basket Component based upon the weighting of that Basket Component. The Multiplier was calculated by dividing the initial weighting of each Basket Component by the initial Exchange Rate, as defined below, for that Basket Component on the Pricing Date, and rounding to four decimal places. The Multiplier for each Basket Component will remain fixed over the term of the Notes and can be used to calculate the value of the Basket on any given day as described below.

As Exchange Rates move, the European Union euro value of each Basket Component will vary based on the appreciation or depreciation of that Basket Component. Any appreciation in a Long Basket Component relative to the European Union euro, assuming the Exchange Rates of all other Basket Components remain the same, will result in an increase in the value of the Basket. Conversely, any depreciation in a Long Basket Component relative to the European Union euro, assuming the Exchange Rates of all other Basket Components remain the same, will result in a decrease in the value of the Basket.

To compute the Basket value on any day, (i) the Multiplier of each Basket Component should be multiplied by the then current Exchange Rate for that Basket Component, (ii) the resulting products summed and (iii) the total added to 100. For example:

(i) if the value of the Singapore dollar appreciates from 0.46746990 European Union euros per Singapore dollar, its value on the Pricing Date, to 0.50954219 European Union euros per Singapore dollar, then the Singapore dollar contribution to the value of the Basket would equal 27.25 (the Multiplier for the Singapore dollar, 53.4794, multiplied by 0.50954219). The appreciation in the Singapore dollar would increase the value of the Basket because of the long position;

(ii) if the value for the Russian ruble depreciates from 0.02741754 European Union euros per Russian ruble, its value on the Pricing Date, to 0.02577249 European Union euros per Russian ruble, then the Russian ruble contribution to the value of the Basket would equal 23.50 (the Multiplier for the Russian ruble, 911.8251, multiplied by 0.02577249). The depreciation in the Russian ruble would decrease the value of the Basket because of the long position;

(iii) if the value for the Indian rupee appreciates from 0.01543019 European Union euros per Indian rupee, its value on the Pricing Date, to 0.01604740 European Union euros per Indian rupee, then the Indian rupee contribution to the value of the Basket would equal 26.00 (the Multiplier for the Indian rupee, 1,620.2004, multiplied by 0.01604740). The appreciation in the Indian rupee would increase the value of the Basket because of the long position; and

(iv) if the value for the Philippine peso depreciates from 0.01473512 European Union euros per Philippine peso, its value on the Pricing Date, to 0.01429307 European Union euros per Philippine peso, then the Philippine peso contribution to the value of the Basket would equal 24.25 (the Multiplier for the Philippine peso, 1,696.6268, multiplied by 0.01429307. The depreciation in the Philippine peso would decrease the value of the Basket because of the long position;

then, based on the above, the new value of the Basket would be 101.00 (the sum of the products of the Multiplier and the Exchange Rate for each Basket Component plus 100, rounded to two decimal places). The European Union euro contribution to the value of the Basket will remain constant at -100.00.

For each Basket Component, the initial weighting, initial Exchange Rate, Multiplier and initial Basket contribution are as follows:

Basket Component	Iso Code	Initial Weighting	Initial Exchange Rate(1)	Multiplier(2)	Initial Basket Contribution
European Union euro	EUR	-100.00	1.00000000	-100.0000	-100.00
Singapore dollar	SGD	25.00	0.46746990	53.4794	25.00
Russian ruble	RUB	25.00	0.02741754	911.8251	25.00
Indian rupee	INR	25.00	0.01543019	1,620.2004	25.00
Philippine peso	PHP	25.00	0.01473512	1,696.6268	25.00

(1)	This is the Exchange Rate (i.e. the amount of European Union euros that can be exchanged for one unit of the respective Basket Component) on the Pricing Date, for the Singapore dollar, Russian ruble, Indian rupee and Philippine peso, respectively, and rounded to eight decimal places.

(2)	The Multiplier equals the initial weighting of each Basket Component divided by the initial Exchange Rate of that Basket Component on the Pricing Date, and rounded to four decimal places.

For purposes of determining the Basket value on any day, including on the Pricing Date to determine the Starting Value, and on the Valuation Date to determine the Ending Value, the “Exchange Rates” for each Basket Component will be determined as follows:

(i) for the Singapore dollar, will be the currency exchange rate in the interbank market quoted as the number of European Union euros for which one Singapore dollar can be exchanged, which is the inverse of the product of (a) the currency exchange rate in the interbank market quoted as the number of U.S. dollars for which one European Union euro can be exchanged, as reported by Reuters Group PLC (“Reuters”) on page ECB37 under “USD”, or any substitute page thereto, at approximately 2:15 p.m. Frankfurt time; and (b) the currency exchange rate in the interbank market quoted as the number of Singapore dollars for which one U.S. dollar can be exchanged, as reported by Reuters on page ABSIRFIX01, or any substitute page thereto, at approximately 11:00 a.m. Singapore time, rounded to eight decimal places;

(ii) for the Russian ruble, will be the currency exchange rate in the interbank market quoted as the number of European Union euros for which one Russian ruble can be exchanged, the inverse of the value of Russian rubles per European Union euro as reported by Reuters on page ECB37 under “RUB” , or any substitute page thereto, at approximately 2:15 p.m. Frankfurt time, rounded to eight decimal places;

(iii) for the Indian rupee, will be the currency exchange rate in the interbank market quoted as the number of European Union euros for which one Indian rupee can be exchanged, which will be the inverse of the product of (a) the currency exchange rate in the interbank market quoted as the number of U.S. dollars for which one European Union euro can be exchanged, as reported by Reuters on page ECB37 under “USD”, or any substitute page thereto, at approximately 2:15 p.m. Frankfurt time; and (b) the currency exchange rate in the interbank market quoted as the number of Indian rupees for which one U.S. dollar can be exchanged, as reported by Reuters on page RBIB, or any substitute page thereto, at approximately 12:30 p.m. Mumbai time, rounded to eight decimal places; and

(iv) for the Philippine peso, will be the currency exchange rate in the interbank market quoted as the number of European Union euros for which one Philippine peso can be exchanged, which will be the inverse of the product of (a) the currency exchange rate in the interbank market quoted as the number of U.S. dollars for which one European Union euro can be exchanged, as reported by Reuters on page ECB37 under “USD”, or any substitute page thereto, at approximately 2:15 p.m. Frankfurt time; and (b) the currency exchange rate in the interbank market quoted as the number of Philippine pesos for which one U.S. dollar can be exchanged, as reported by Reuters on page PDSPESO, or any substitute page thereto, at approximately 11:30 a.m. Hong Kong time, rounded to eight decimal places.

If the currency exchange rates are not so quoted on Reuters page ECB37 under “USD” or under “RUB”, Reuters page ABSIRFIX01, Reuters page RBIB or Reuters page PDSPESO (as applicable), or any substitute pages thereto, then the Exchange Rates used to determine the Ending Value will be calculated on the basis of the arithmetic mean of the applicable spot quotations received by the Calculation Agent at approximately 10:00 a.m., New York City time, on the relevant date for the purchase or sale for deposits in the relevant currencies by the London offices of three leading banks engaged in the interbank market (selected in the sole discretion of the Calculation Agent) (the “Reference Banks”). If fewer than three Reference Banks provide spot quotations, then the Exchange Rates will be calculated on the basis of the arithmetic mean of the applicable spot quotations received by the Calculation Agent at approximately 10:00 a.m., New York City time, on the relevant date from two leading commercial banks in New York (selected in the sole discretion of the Calculation Agent), for the purchase or sale for deposits in the relevant currencies. If these spot quotations are available from only one bank, then the Calculation Agent, in its sole discretion, will determine which quotation is available and reasonable to be used. If no spot quotation is available, then the Exchange Rates will be the rate the Calculation Agent, in its sole discretion, determines to be fair and reasonable under the circumstances at approximately 10:00 a.m., New York City time, on the relevant date.

While historical information on the Basket did not exist before the Pricing Date, the following graph sets forth the hypothetical historical month-end values of the Basket from January 2003 through July 2008 based upon historical Exchange Rates, the Multipliers indicated above and a Basket value of 100.00 on the Pricing Date. The historical data used in this graph reflects the historical currency rates available on Bloomberg, which may not be identical to those determined at the fixing times set forth above. This hypothetical historical data on the Basket is not necessarily indicative of the future performance of the Basket or what the value of the Notes may be. Any upward or downward trend in the hypothetical historical value of the Basket during any period set forth below is not an indication that the Basket is more or less likely to increase or decrease in value at any time over the term of the Notes.

Certain U.S. Federal Income Taxation Considerations

Set forth below is a summary of certain United States federal income tax considerations relating to an investment in the Notes. The following summary is not complete and is qualified in its entirety by the discussion under the section entitled “United States Federal Income Taxation” in the accompanying product supplement CURR-4 and MTN prospectus supplement, which you should carefully review prior to investing in the Notes. Capitalized terms used and not defined herein have the meanings ascribed to them in the accompanying product supplement CURR-4.

Characterization of the Notes.    There are no statutory provisions, regulations, published rulings or judicial decisions addressing or involving the characterization, for United States federal income tax purposes, of the Notes or securities with terms substantially the same as the Notes. However, although the matter is not free from doubt, under current law, each Note should be treated as a debt instrument of ML&Co. for United States federal income tax purposes. ML&Co. currently intends to treat each Note as a debt instrument of ML&Co. for United States federal income tax purposes and, where required, intends to file information returns with the Internal Revenue Service (the “IRS”) in accordance with this treatment, in the absence of any change or clarification in the law, by regulation or otherwise, requiring a different characterization of the Notes. Prospective investors in the Notes should be aware, however, that the IRS is not bound by ML&Co.’s characterization of the Notes as indebtedness, and the IRS could possibly take a different position as to the proper characterization of the Notes for United States federal income tax purposes. Accordingly, prospective purchasers are urged to consult their own tax advisors regarding the tax consequences of investing in the Notes. The following summary assumes that the Notes will be treated as debt instruments of ML&Co. for United States federal income tax purposes.

General.    On August 30, 2004, the Treasury Department issued final regulations (the “Foreign Currency Regulations”) under Section 988 of the Internal Revenue Code of 1986, as amended, addressing the United States federal income tax treatment of debt instruments having terms similar to the Notes. In general, under the Foreign Currency Regulations, since the amount payable on the maturity date with respect to a Note in excess of the Original Public Offering Price thereof, if any, will be determined by reference to the value of the Basket, while repayment of 97% of the Original Public Offering Price thereof will not be affected by changes in the value of the Basket, the Notes will be taxed pursuant to the rules contained in certain final Treasury regulations (the “CPDI Regulations”) addressing the proper United States federal income tax treatment of contingent payment debt instruments. The CPDI Regulations generally require a U.S. Holder of this type of an instrument to include future contingent and noncontingent interest payments in income as that interest accrues based upon a projected payment schedule. Moreover, in general, under the CPDI Regulations, any gain recognized by a U.S. Holder on the sale, exchange, or retirement of a contingent payment debt instrument is treated as ordinary income, and all or a portion of any loss realized could be treated as ordinary loss as opposed to capital loss (depending upon the circumstances).

Interest Accruals.    Each year, a U.S. Holder of a Note will be required to pay taxes on ordinary income from such Note over its term based upon an estimated yield for the Note, even though such U.S. Holder will not receive any payments until the maturity date. ML&Co. will have established this estimated yield, in accordance with the CPDI Regulations, solely in order for a U.S. Holder to calculate the amount of taxes that such U.S. Holder will owe each year as a result of owning a Note. This estimated yield will not be either a prediction or a guarantee of what the actual Redemption Amount will be, or that the actual Redemption Amount will even exceed the Minimum Redemption Amount of $9.70 per Unit of the Notes.

Sale or Exchange of the Notes.    Upon the sale or exchange of a Note prior to the maturity date, a U.S. Holder will be required to recognize taxable gain or loss in an amount equal to the difference, if any, between the amount realized by the U.S. Holder upon such sale or exchange and the U.S. Holder’s adjusted tax basis in the Note as of the date of disposition. A U.S. Holder’s adjusted tax basis in a Note generally will equal the U.S. Holder’s initial investment in the Note increased by any interest previously included in income with respect to the Note by the U.S. Holder. Any taxable gain will be treated as ordinary income. Any taxable loss will be treated as ordinary loss to the extent of the U.S. Holder’s total interest inclusions on the Note. Any remaining loss generally will be treated as long-term or short-term capital loss (depending upon the U.S. Holder’s holding period for the Note). In addition, U.S. Holders purchasing a Note at a price that differs from the adjusted issue price of the Note as of the purchase date (e.g., subsequent purchasers) will be subject to rules providing for certain adjustments to the foregoing rules and these U.S. Holders should consult their own tax advisors concerning these rules.

Table.    The following table sets forth the amount of interest that will be deemed to accrue with respect to each Note during each accrual period over the term of the Notes based upon the projected payment schedule for the Notes (including both the Projected Redemption Amount and an estimated yield equal to 4.845% per annum (compounded semi-annually)) as established by ML&Co. for purposes of applying the CPDI Regulations to the Notes:

Accrual Period	Interest deemed to accrue on Notes during accrual period (per unit of the Notes)	Total interest deemed to have accrued on Notes as of end of accrual period (per unit of the Notes)
August 14, 2008 through February 14, 2009	$0.2443	$0.2443
February 15, 2009 through August 14, 2009	$0.2481	$0.4924
August 15, 2009 through February 14, 2010	$0.2542	$0.7466
February 15, 2010 through August 16, 2010	$0.2603	$1.0069

Projected Redemption Amount = $11.0069 per unit of the Notes.

Prospective purchasers of the Notes should consult their own tax advisors concerning the tax consequences, in light of their particular circumstances, under the laws of the United States and any other taxing jurisdiction, of the purchase, ownership and disposition of the Notes. See the discussion under the section entitled “United States Federal Income Taxation” in the accompanying product supplement CURR-4.

Experts

The consolidated financial statements incorporated by reference in this term sheet from Merrill Lynch & Co., Inc.'s Annual Report on Form 10-K for the year ended December 28, 2007 and the effectiveness of Merrill Lynch & Co., Inc. and subsidiaries’ internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, incorporated herein by reference (which reports (1) expressed an unqualified opinion on the consolidated financial statements and included an explanatory paragraph regarding the changes in accounting methods in 2007 relating to the adoption of Statement of Financial Accounting Standards No. 157, “Fair Value Measurement,” Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115,” and FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109,” and in 2006 for share-based payments to conform to Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment,” and included an explanatory paragraph relating to the restatement discussed in Note 20 to the consolidated financial statements and (2) expressed an unqualified opinion on the effectiveness of internal control over financial reporting). Such consolidated financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

With respect to the unaudited condensed consolidated interim financial information for the three-month periods ended March 28, 2008 and March 30, 2007 and the three-month and six-month periods ended June 27, 2008 and June 29, 2007, which is incorporated herein by reference, Deloitte & Touche LLP, an independent registered public accounting firm, have applied limited procedures in accordance with the standards of the Public Company Accounting Oversight Board (United States) for a review of such information. However, as stated in their reports included in Merrill Lynch & Co., Inc.'s Quarterly Reports on Form 10-Q for the quarters ended March 28, 2008 (which report included an explanatory paragraph relating to the restatement discussed in Note 16 to the condensed consolidated interim financial statements), and June 27, 2008 (which report included explanatory paragraphs related to the restatement discussed in Note 16 to the condensed consolidated interim financial statements and a number of transactions subsequent to the balance sheet date which are expected to have a material impact on the interim financial statements for the three and nine month periods ended September 26, 2008 discussed in Note 18 to the condensed consolidated interim financial statements), and incorporated by reference herein, they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited interim financial information because those reports are not "reports" or a "part" of the Registration Statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

Additional Terms of the Notes

You should read this term sheet, together with the documents listed below (collectively, the “Notes Prospectus”), which together contain the terms of the Notes and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the sections indicated on the cover of this term sheet. The Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

You may access the following documents on the SEC Website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Website):

▪	Product supplement CURR-4 dated June 4, 2008:

http://www.sec.gov/Archives/edgar/data/65100/000119312508128067/d424b2.htm

▪	MTN prospectus supplement dated March 31, 2006:

http://www.sec.gov/Archives/edgar/data/65100/000119312506070946/d424b5.htm

▪	General prospectus supplement dated March 31, 2006:

http://www.sec.gov/Archives/edgar/data/65100/000119312506070973/d424b5.htm

▪	Prospectus dated March 31, 2006:

http://www.sec.gov/Archives/edgar/data/65100/000119312506070817/ds3asr.htm

Our Central Index Key, or CIK, on the SEC Website is 65100. References in this term sheet to “ML&Co.”, “we”, “us” and “our” are to Merrill Lynch & Co., Inc., and references to “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

ML&Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement, and the other documents relating to this offering that ML&Co. has filed with the SEC for more complete information about ML&Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, ML&Co., any agent or any dealer participating in this offering, will arrange to send you the Note Prospectus if you so request by calling toll-free 1-866-500-5408.

Structured Investments Classification

ML&Co. classifies certain of its structured investments (the “Structured Investments”), including the Notes, into four categories, each with different investment characteristics. The description below is intended to briefly describe the four categories of Structured Investments offered: Principal Protection, Enhanced Income, Market Participation and Enhanced Participation. A Structured Investment may, however, combine characteristics that are relevant to one or more of the other categories. As such, a category should not be relied upon as a description of any particular Structured Investment.

Principal Protection: Principal Protected Structured Investments offer full or partial principal protection at maturity, while offering market exposure and the opportunity for a better return than may be available from comparable fixed income securities. Principal protection may not be achieved if the investment is sold prior to maturity.

Enhanced Income: Structured Investments offering enhanced income may offer an enhanced income stream through interim fixed or variable coupon payments. However, in exchange for receiving current income, investors may forfeit upside potential on the underlying asset. These investments generally do not include the principal protection feature.

Market Participation: Market Participation Structured Investments can offer investors exposure to specific market sectors, asset classes and/or strategies that may not be readily available through traditional investment alternatives. Returns obtained from these investments are tied to the performance of the underlying asset. As such, subject to certain fees, the returns will generally reflect any increases or decreases in the value of such assets. These investments are not structured to include the principal protection feature.

Enhanced Participation: Enhanced Participation Structured Investments may offer investors the potential to receive better than market returns on the performance of the underlying asset. Some structures may offer leverage in exchange for a capped or limited upside potential and also in exchange for downside risk. These investments are not structured to include the principal protection feature.

The classification of Structured Investments is meant solely for informational purposes and is not intended to fully describe any particular Structured Investment nor guarantee any particular performance.